Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Mar 31		Growth (%)	Dec 31, 2015	Growth % Q4 16 over Q3 16
	2016	2015			
Revenues	**16,550**	**13,411**	**23.4**	**15,902**	**4.1**
Cost of sales	10,262	8,174	25.5	9,990	2.7
Gross Profit	**6,288**	**5,237**	**20.1**	**5,912**	**6.4**
Operating Expenses:					
Selling and marketing expenses	909	736	23.5	859	5.8
Administrative expenses	1,159	1,052	10.2	1,094	5.9
Total Operating Expenses	**2,068**	**1,788**	**15.7**	**1,953**	**5.9**
Operating Profit	**4,220**	**3,449**	**22.4**	**3,959**	**6.6**
Other Income, net	772	881	(12.4)	802	(3.7)
Share in associate's profit/(loss)	(1)	(1)	-	-	-
Profit before income taxes	**4,991**	**4,329**	**15.3**	**4,761**	**4.8**
Income tax expense	1,394	1,232	13.1	1,296	7.6
Net Profit	**3,597**	**3,097**	**16.2**	**3,465**	**3.8**
Earnings per equity share					
Basic (₹)	**15.74**	**13.55**	**16.2**	**15.16**	**3.8**
Diluted (₹)	**15.74**	**13.55**	**16.2**	**15.16**	**3.8**

Previous period EPS numbers have been re-stated due to issue of Bonus Shares.

Statement of Comprehensive Income for year ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Mar 31		Growth (%)
	2016	2015	
Revenues	**62,441**	**53,319**	**17.1**
Cost of sales	39,098	32,883	18.9
Gross Profit	**23,343**	**20,436**	**14.2**
Operating Expenses:			
Selling and marketing expenses	3,431	2,941	16.7
Administrative expenses	4,292	3,663	17.2
Total Operating Expenses	**7,723**	**6,604**	**16.9**
Operating Profit	**15,620**	**13,832**	**12.9**
Other Income, net	3,125	3,427	(8.8)
Share in associate's profit/(loss)	(3)	(1)	-
Profit before income taxes	**18,742**	**17,258**	**8.6**
Income tax expense	5,251	4,929	6.5
Net Profit	**13,491**	**12,329**	**9.4**
Earnings per equity share			
Basic (₹)	**59.03**	**53.94**	**9.4**
Diluted (₹)	**59.02**	**53.94**	**9.4**

Previous period EPS numbers have been re-stated due to issue of Bonus Shares.

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Mar 31		Growth (%)	Dec 31, 2015	Growth % Q4 16 over Q3 16
	2016	2015			
Revenues	**2,446**	**2,159**	**13.3**	**2,407**	**1.6**
Cost of sales	1,516	1,317	15.1	1,512	0.3
Gross Profit	**930**	**842**	**10.5**	**895**	**3.9**
Operating Expenses:					
Selling and marketing expenses	134	118	13.6	130	3.1
Administrative expenses	171	169	1.2	166	3.0
Total Operating Expenses	**305**	**287**	**6.3**	**296**	**3.0**
Operating Profit	**625**	**555**	**12.6**	**599**	**4.3**
Other Income, net	114	141	(19.1)	121	(5.8)
Share in associate's profit/(loss)	-	-	-	-	-
Profit before income taxes	**739**	**696**	**6.2**	**720**	**2.6**
Income tax expense	206	198	4.0	196	5.1
Net Profit	**533**	**498**	**7.0**	**524**	**1.7**
Earnings per equity share					
Basic ($)	**0.23**	**0.22**	**7.0**	**0.23**	**1.7**
Diluted ($)	**0.23**	**0.22**	**7.0**	**0.23**	**1.7**

Previous period EPS numbers have been re-stated due to issue of Bonus Shares.

Statement of Comprehensive Income for year ended,

(As per IFRS)

In US $ million, except share data

Particulars	Mar 31		Growth (%)
	2016	2015	
Revenues	**9,501**	**8,711**	**9.1**
Cost of sales	5,950	5,374	10.7
Gross Profit	**3,551**	**3,337**	**6.4**
Operating Expenses:			
Selling and marketing expenses	522	480	8.7
Administrative expenses	654	599	9.2
Total Operating Expenses	**1,176**	**1,079**	**9.0**
Operating Profit	**2,375**	**2,258**	**5.2**
Other Income, net	476	560	(15.0)
Share in associate's profit/(loss)	-	-	-
Profit before income taxes	**2,851**	**2,818**	**1.2**
Income tax expense	799	805	(0.7)
Net Profit	**2,052**	**2,013**	**1.9**
Earnings per equity share			
Basic ($)	**0.90**	**0.88**	**1.9**
Diluted ($)	**0.90**	**0.88**	**1.9**

Previous period EPS numbers have been re-stated due to issue of Bonus Shares.

Revenues by Geographical Segment

(In %)

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
North America	61.9	62.5	62.8	62.7	61.5
Europe	23.4	23.2	23.1	23.0	24.1
India	3.0	2.8	2.5	2.6	2.4
Rest of the world	11.7	11.5	11.6	11.7	12.0
Total	**100.0**	**100.0**	100.0	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Business IT Services	**61.6**	**61.2**	**62.3**	**61.8**	**62.7**
Application Development	13.7	14.1	14.3	14.0	15.3
Application Maintenance	19.7	19.1	19.7	19.6	19.2
Infrastructure Management Services	8.0	7.5	8.1	8.1	8.0
Testing Services	9.0	9.2	8.9	9.0	9.2
Product Engineering Services	3.4	3.4	3.5	3.4	3.4
Business Process Management	5.0	4.9	5.3	4.9	5.3
Others	2.8	3.0	2.5	2.8	2.3
Consulting, Package Implementation & Others	**33.2**	**33.8**	**32.7**	**33.2**	**32.5**
Products, Platforms and Solutions	**5.2**	**5.0**	**5.0**	**5.0**	**4.8**
Products	3.2	3.0	3.4	3.1	3.2
BPM Platform	0.8	0.9	1.0	0.9	1.1
Others	1.2	1.1	0.6	1.0	0.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Fixed Price	45.1	44.6	43.8	44.0	42.1
Time & Materials	54.9	55.4	56.2	56.0	57.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Industry

(in %)

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Banking & Financial Services, Insurance	**32.8**	**33.5**	**33.6**	**33.0**	**33.2**
Banking & financial services	27.4	27.6	27.2	27.3	27.0
Insurance	5.4	5.9	6.4	5.7	6.2
Manufacturing & Hi-Tech	**22.7**	**22.8**	**23.8**	**23.3**	**23.4**
Retail & Life Sciences	**24.5**	**24.3**	**23.5**	**24.4**	**23.6**
Retail & CPG	15.0	14.7	15.1	14.9	15.3
Transport & Logistics	1.8	1.9	1.6	1.8	1.5
Life Sciences	5.7	5.8	5.1	5.8	4.9
Healthcare	2.0	1.9	1.7	1.9	1.9
Energy, Utilities, Communications & Services	**20.0**	**19.4**	**19.1**	**19.3**	**19.8**
Energy & Utilities	5.2	5.1	4.5	4.8	5.0
Telecom	8.6	8.0	8.3	8.2	8.7
Others	6.2	6.3	6.3	6.3	6.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Number of Clients					
Active	1,092	1,045	950	1,092	950
Added during the period (gross)	89	75	52	325	221
Number of million dollar clients*					
1 Million dollar +	558	555	529	558	529
5 Million dollar +	268	261	244	268	244
10 Million dollar +	177	171	159	177	159
25 Million dollar +	88	89	83	88	83
50 Million dollar +	52	51	47	52	47
75 Million dollar +	31	28	29	31	29
100 Million dollar +	14	13	15	14	15
200 Million dollar +	6	6	4	6	4
300 Million dollar +	1	1	-	1	-
Client contribution to revenues					
Top client	3.6%	3.5%	3.5%	3.6%	3.3%
Top 5 clients	13.7%	13.9%	13.9%	13.8%	13.5%
Top 10 clients	21.8%	22.6%	22.7%	22.5%	22.7%
Repeat business	95.8%	96.8%	96.6%	97.1%	97.8%
Days Sales Outstanding	66	65	65	66	65

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Effort					
Onsite	29.6	29.5	28.9	29.4	28.8
Offshore	70.4	70.5	71.1	70.6	71.2
Revenues					
Onsite	56.5	56.5	55.2	56.3	54.8
Offshore	43.5	43.5	44.8	43.7	45.2
Utilization					
Including trainees	74.7	74.2	72.8	75.0	74.6
Excluding trainees	80.1	80.6	78.6	80.6	80.9

Person Months Data - Consolidated IT Services

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Billed – Onsite	101,419	98,799	85,746	386,235	330,720
– Offshore	241,040	235,562	211,045	927,788	816,631
TOTAL	**342,459**	**334,361**	**296,791**	**1,314,023**	**1,147,351**
Non Billable	84,915	80,249	81,011	317,121	271,415
Trainee	31,329	35,797	29,658	121,200	119,125
Sales & Support	27,765	26,778	23,644	105,432	91,872
TOTAL	**486,468**	**477,185**	**431,104**	**1,857,776**	**1,629,763**

Consolidated IT Services

	Quarter ended						Year ended			
	Mar 31, 2016	Sequential growth %	Dec 31, 2015	Sequential growth %	Mar 31, 2015	Sequential growth %	Mar 31, 2016	Year on Year growth %	Mar 31, 2015	Year on Year growth %
Effort - (Person months)										
Onsite	101,419	2.7	98,799	4.4	85,746	2.1	386,235	**16.8**	330,720	2.9
Offshore	241,040	2.3	235,562	2.5	211,045	0.4	927,788	**13.6**	816,631	12.1
Total	**342,459**	**2.4**	**334,361**	**3.1**	**296,791**	**0.9**	**1,314,023**	**14.5**	**1,147,351**	**9.3**
Revenues – ($ million)										
Onsite	1,248.52	1.3	1,233.00	1.3	1,075.98	(2.3)	4,842.62	**12.1**	4,318.15	4.0
Offshore	960.24	1.3	948.13	(0.4)	873.36	(3.8)	3,756.23	**5.4**	3,563.68	9.1
Total	**2,208.76**	**1.3**	**2,181.13**	**0.5**	**1,949.34**	**(3.0)**	**8,598.85**	**9.1**	**7,881.83**	**6.3**

Revenue per FTE

(In US $ K)

	Quarter ended			Year Ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Revenue per FTE - Consolidated	50.7	50.5	52.3	50.7	52.3

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Total employees	1,94,044	1,93,383	1,76,187	1,94,044	1,76,187
S/W professionals	1,82,329	1,82,045	1,66,046	1,82,329	1,66,046
Billable	1,71,109	1,67,013	154,504	1,71,109	1,54,504
Banking product group	5,122	5,199	5,357	5,122	5,357
Trainees	6,098	9,833	6,185	6,098	6,185
Sales & Support	11,715	11,338	10,141	11,715	10,141
Gross addition	9,034	14,027	14,471	52,545	53,386
Of which lateral addition	5,266	6,115	8,334	24,719	23,156
Attrition	8,373	8,620	7,922	34,688	37,604
Net addition	661	5,407	6,549	17,857	15,782
Attrition % (Annualized Standalone)	12.6%	13.4%	13.4%	13.6%	18.9%
Attrition % (Annualized Consolidated)	17.3%	18.1%	18.3%	18.7%	22.3%

Infrastructure (as on March 31, 2016)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	5,506,777	38,214	859,536	4,100	1.0
Pune	6,713,222	36,855	620,750	6,000	-
Chennai	4,276,536	25,270	-	-	-
Hyderabad	4,924,889	25,985	1,466,232	11,120	-
Bhubaneshwar	1,205,410	6,168	724,796	2,592	-
Mangalore	1,945,636	6,872	604,000	4,800	-
Mysore (including ILI)*	11,564,877	15,576	537,541	4,164	-
Chandigarh	1,193,052	6,615	-	-	-
Trivandrum	2,031,866	7,595	750,000	6,995	-
Delhi/ NCR	151,104	1,286	150,174	1,000	-
Jaipur	778,245	6,908	-	-	-
Nagpur	-	-	385,000	3,000	-
Indore	-	-	350,000	3,000	-
Global centers	2,043,465	20,044	1,057,985	4,500	-
Total	**42,335,079**	**197,388**	**7,506,014**	**51,271**	**1.0**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Period closing rate	66.26	66.16	62.50	66.26	62.50
Period average rate	67.72	66.05	62.08	65.69	61.18

Constant Currency Reporting

Reported revenues	Q4 16	Q3 16	Q2 16	Q1 16	Q4 15
Revenues ($ mn)	2,446	2,407	2,392	2,256	2,159
Sequential growth %	1.6	0.6	6.0	4.5	(2.6)
YoY growth %	13.3	8.5	8.7	5.7	3.2

Constant currency – Q o Q	Q4 16	Q3 16	Q2 16	Q1 16	Q4 15
Revenues ($ mn)	2,452	2,418	2,412	2,254	2,208
Sequential growth (%)	1.9	1.1	6.9	4.4	(0.4)

Constant currency – Y o Y	Q4 16	Q3 16	Q2 16	Q1 16	Q4 15
Revenues ($ mn)	2,484	2,495	2,513	2,365	2,256
YoY growth (%)	15.0	12.5	14.2	10.9	7.8

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	FY 16	Q4 16	Q3 16	Q2 16	Q1 16	FY 15
AUD	0.73	0.73	0.72	0.71	0.78	0.87
EURO	1.10	1.10	1.09	1.11	1.11	1.26
GBP	1.51	1.42	1.51	1.54	1.55	1.61

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	FY 16	Q4 16	Q3 16	Q2 16	Q1 16	FY 15
AUD	6.9	6.9	6.6	6.8	7.3	7.6
EURO	9.3	9.6	9.4	9.5	8.9	10.2
GBP	6.6	6.7	6.7	6.6	6.3	5.9

Q4 2016

Geographical segment – growth

North America grew by 0.5% sequentially; and 0.6% in constant currency

Europe grew by 2.4% sequentially; and 3.6% in constant currency

India grew by 9.1% sequentially; and 11.1% in constant currency

Rest of the world grew by 4.0% sequentially; and 3.2% in constant currency

Industry segment – growth

FSI declined by 0.3% sequentially; and grew by 0.2% in constant currency

MFG & Hi-Tech grew by 1.0% sequentially; and 0.8% in constant currency

RCL grew by 2.4% sequentially; and 2.7% in constant currency

ECS grew by 4.6% sequentially; and 4.9% in constant currency